UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

DIGIPATH, INC.
(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

253825202

(CUSIP Number)

Zev M. Bomrind

Fox Rothschild LLP

101 Park Avenue
New York, New York 10178

(212) 848-7951

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 21, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 4 pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25382520	13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Todd Denkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

6,250,000
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

6,250,000
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.1%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 25382520	13D	Page 3 of 4 Pages

Item 1. Security and the Issuer.

This Amendment No. 1 to Schedule 13D (as amended hereby, the “Schedule 13D”) is being filed by Todd Denkin (the “Reporting Person”) to amend the Schedule 13D originally filed by the Reporting Person on April 18, 2014 with the Securities and Exchange Commission, with respect to the common stock, par value $0.001 per share (the “Common Stock”), of DigiPath, Inc., a Nevada corporation (the “Issuer”).

Item 2. Identity and Background.

Item 2 of the Schedule 13D is amended by restating paragraph (b) thereof as follows:

(b) The Reporting Person’s business address is 6450 Cameron Street, Suite 113, Las Vegas, Nevada, 89118.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated as follows:

(a) As of the date of this filing, the Reporting Person beneficially owns 6,250,000 shares of Common Stock, consisting of shares of Common Stock currently issuable under stock options issued by the Issuer to the Reporting Person. Based on 22,071,041 shares of Common Stock issued and outstanding as of August 12, 2016, the 6,250,000 shares of Common Stock beneficially owned by the Reporting Person constitute 22.1% of the outstanding shares of Common Stock.

(b) The Reporting Person has the sole power to vote or to direct the vote of, and the sole power to dispose of or to direct the disposition of, all 6,250,000 shares of Common Stock covered by this Schedule 13D.

(c) The Reporting Person was issued an option purchase 2,500,000 shares of Common Stock on June 21, 2016 at an exercise price of $0.20 per share (the “Option”), in connection with an Amended and Restated Employment Agreement entered into with the Issuer on such date. There have been no other transactions by the Reporting Person in the shares of Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Option is governed by a Stock Option Grant Notice, Option Agreement, and the terms of the Issuer’s Amended and Restated 2012 Stock Incentive Plan.

Item 7. Material to be filed as Exhibits.

Exhibit No.	Description

1	Stock Option Grant Notice (Form), incorporated by reference to Exhibit 10.2 of the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on June 27, 2016.

2	Option Agreement (Form), incorporated by reference to Exhibit 10.3 of the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on June 27, 2016.

3	DigiPath, Inc. Amended and Restated 2012 Stock Incentive Plan, incorporated by reference to Exhibit 10.1 of the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on June 27, 2016.

CUSIP No. 25382520	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2016	/s/ Todd Denkin
Todd Denkin